UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2021
Commission File Number: 001-39522

COMPASS PATHWAYS PLC
(Translation of registrant’s name into English)

COMPASS Pathways plc
3rd Floor
1 Ashley Road
Altrincham
Cheshire WA14 2DT
United Kingdom
Tel: +1 (646) 905-3974
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
COMPASS Pathways plc

Results of Annual General Meeting

On June 22, 2021, COMPASS Pathways plc (the “Company”) held its 2021 Annual General Meeting (the “Annual General Meeting”) at the offices of Goodwin Procter (UK) LLP, 100 Cheapside, London EC2V 6DY. At the Annual General Meeting, all the resolutions set out in the Notice of Annual General Meeting sent to shareholders on May 21, 2021 were duly proposed and approved.

The matters presented for a vote and the related results are as follows:

	Ordinary Resolutions	For	Against	Withheld
1.	To elect David Norton as a Director	22,940,013	843,376	8,121
2.	To elect Ekaterina Malievskaia as a Director	22,940,305	843,373	7,832
3.	To elect Wayne Riley as a Director	23,769,155	14,227	8,128
4.	To re-appoint PricewaterhouseCoopers LLP as Auditor	23,774,018	5,895	11,597
5.	To authorise the Company’s Audit and Risk Committee to determine the Auditor’s remuneration for the fiscal years ending 31 December 2020 and 31 December 2021	23,774,079	5,459	11,972
6.	To approve and adopt the Company’s 2020 Annual Report	23,769,788	14,034	7,688
7.	To approve the Directors’ Remuneration Report	23,596,794	22,709	172,007
8.	To approve the Directors’ Renumeration Policy	21,715,404	1,901,791	174,315

The full text of each resolution passed at the Annual General Meeting is set out in the Notice of Annual General Meeting sent to shareholders on May 21, 2021 and furnished as an exhibit to a Form 6-K filed with the U.S. Securities and Exchange Commission on May 24, 2021.

The information in this report and incorporated herein by reference shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section. It may only be incorporated by reference in another filing under the Exchange Act or the Securities Act of 1933, as amended, if such subsequent filing specifically references the information furnished pursuant to this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPASS PATHWAYS PLC

Date: June 24, 2021	By:	/s/ Piers Morgan
	Name: Title:	Piers Morgan Chief Financial Officer